UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED

PURSUANT TO SECTION 8(a) OF

THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

AB Tax-Aware Credit Opportunities Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

501 Commerce Street

Nashville, TN 37203

Telephone Number (including area code):

800-251-0539

Name and address of agent for service:

Leon Hirth

c/o AllianceBernstein L.P.

501 Commerce Street

Nashville, TN 37203

COPIES TO:

Kenneth Young, Esq. Dechert LLP Cira Centre 229 Arch Street Philadelphia, PA 19104 (215) 994-2988	William J. Bielefeld, Esq. Paul Stevens, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006-1110 (202) 261-3386

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES  ☒ NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City Nashville, in the State of Tennessee on the 18th day of May, 2026.

AB Tax-Aware Credit Opportunities Fund

By:	/s/ Brian Doyle-Wenger
Brian Doyle-Wenger
Initial Sole Trustee